EXHIBIT 99.1

Date: 04/17/2008	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

AMENDED MEETING AND RECORD DATE

To:	All Canadian Securities Regulatory Authorities NYSE

Subject: ADVANTAGE ENERGY INCOME FUND

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting:	23/05/2008
Record Date for Voting (if applicable):	23/05/2008
Meeting Date:	27/06/2008
Meeting Location (if available):	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
ADVANTAGE ENERGY INCOME FUND	00762L101	CA00762L1013

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for ADVANTAGE ENERGY INCOME FUND